STIRLING BRIDGE GROUP, INC.

37 N. ORANGE AVE., STE. 500

ORLANDO, FL. 32801

November 30, 2022

Mr. Robert Arzonetti

Mr. J. Nolan McWilliams

United States Securities and Exchange Commission

Washington, DC

Re:	Stirling Bridge Group, Inc.

Form 1-A filed November 17, 2022

File No. 024-12064

Dear Messrs. Arzonetti and Williamson,

Stirling Bridge Group, Inc. is in receipt of your Comment Letter dated November 29, 2022 and responds to same as follows:

Cover page

1.	Please revise the offering circular cover page to include all the information required by Item 1 to Part II of Form 1-A, including a fixed price or range, a cross reference to the risk factors, and all required legends.

Response: We have amended and refiled the Form 1-A accordingly.

2.	Please file a copy of the auditor’s consent to the use of its audit report in your amended Form 1-A. Refer to Item 17 of the General Instructions to Form 1-A.

Response: We have attached the auditor’s consent as an Exhibit to our Form 1-AA.

Stirling Bridge Group, Inc.

By:	/s/ Jim Byrd
Jim Byrd, President